UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 4, 2012

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:   ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update on Chapter 11 and Related Court Proceedings

Motion to Establish Reserve Amounts with respect to Certain Disputed Claims Under Confirmed Joint Plan of Reorganization

As previously disclosed, on September 6, 2012, the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”) in the Chapter 11 bankruptcy proceeding (the “Bankruptcy Proceeding”) of CDC Corporation (the “Company” or “Debtor”) entered its Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. § 1129(a) and (b) and Fed.R.Bankr.P. 3020 Confirming the Second Amended Joint Plan of Reorganization of CDC Corporation (the “Plan”).

Section 8.2 of the Plan requires the maintenance of distribution reserves for disputed claims in the amount filed for those disputed claims, plus interest, unless a different reserve amount is ordered by the Court or agreed to by the parties. Pursuant to Paragraph MM of the September 5, 2012 Bankruptcy Court confirmation order, no distribution can be made to holders of equity interests or holders of beneficial interests in the liquidation trust to be established under the Plan unless and until appropriate reserves are established in accordance with Section 8.2 of the Plan.

As previously disclosed, the Company has filed motions to establish disputed claim reserves for the disputed claims of: (i) Evolution Capital Management, LLC (“ECM”), along with certain of the Evolution Funds and related indemnification demands asserted by CDC Software Corporation (“CDC Software”), the Company’s former indirect subsidiary, and certain former directors and officers of the Company and/or CDC Software; and (ii) Rajan Vaz. The Company requested a total reserve amount of $47.5 million for these disputed claims. The Company’s motions to establish these reserves are currently set to be heard by the Court on October 16, 2012.

On September 25, 2012, CDC Corporation filed a motion (the “Disputed Claims Motion”) with the Court seeking to establish reserve amounts for certain additional disputed claims set forth on Schedule A thereto. The Company requested an additional reserve of $7,000 be established for these disputed claims.

On October 1, 2012, the Court entered an Order and Notice (the “Order and Notice”) granting the Disputed Claims Motion, subject to objection, providing that:

(i)

any creditor listed on the attached Schedule A who objects to the Reserve Amount proposed by the Debtor thereon must file a written objection with the Clerk of the United States Bankruptcy Court, Suite 1340, 75 Spring Street, Atlanta, Georgia

30303, so that such objection is filed and served no later than October 25, 2012. Any such creditor shall also be required to serve a copy of the objection on Gregory D. Ellis, Esq., counsel for the Debtor, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road N.E., Suite 550, Atlanta, GA 30326-1022. Such objection must be filed and served so as to be received within the aforementioned objection time period. Any objection by a creditor to a Reserve Amount should set forth the name of the creditor and the amount the creditor asserts should be established as the appropriate Reserve Amount with respect to its claim and the basis therefore;

(ii)	if a creditor does not timely file and serve an objection to the Reserve Amount listed on Schedule A with respect to such creditor’s claim in accordance with this Order and Notice, the Debtor, the Proponents, the Liquidating Trustee, and the Disbursing Agent are entitled to rely upon the Reserve Amount set forth on Schedule A in funding the Reserve for the Effective Date Available Cash under the Plan for such creditor’s claim, and the failure of any creditor to object to its respective Reserve Amount in accordance with the foregoing procedure is deemed an acknowledgment by such creditor that the Reserve Amount proposed by the Debtor is an appropriate reserve amount under the Plan;

(iii)	if any objection is filed with respect to the Reserve Amount(s) listed on Schedule A, the Court shall hold a hearing on the Reserve Amount(s) established on Schedule A and any objection filed in Courtroom 1401, United States Courthouse, 75 Spring Street, S.W., Atlanta, Georgia 30303 at 10:00 a.m. on the 30th day of October, 2012; and

(iv)	nothing in the Order and Notice shall prevent the Debtor, the Proponents, the Liquidating Trustee, and the Disbursing Agent from paying undisputed or settled claims under the terms of the Plan or in accordance with the Claims Procedures Order.

The foregoing description of the Disputed Claims Motion and the Order and Notice is qualified in its entirety by the full text of such documents which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference. Terms not specifically defined herein shall have the meaning ascribed therein.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions. Additionally, forward-looking statements may include statements regarding: (i) any course of dealing with Disputed Claims; (ii) any course of action the Company may take in the future with respect to the Bankruptcy Proceeding, including, without limitation, any considerations, procedures, or timelines relating to the Plan or any expectations regarding reserve amounts requested by the Company which may be subject to change; and (iii) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Debtor’s Motion to Establish Reserve Amounts with respect to Certain Disputed Claims under Confirmed Joint Plan of Reorganization

99.2	Order and Notice

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2012

CDC CORPORATION

By:	/s/ Marcus A. Watson
Name:	Marcus A. Watson
Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Debtor’s Motion to Establish Reserve Amounts with respect to Certain Disputed Claims under Confirmed Joint Plan of Reorganization

99.2	Order and Notice